UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from August 1, 2014 to December 31, 2014

Commission file number 0-11736

A. (Full title of the Plan)

Ascena Retail Group, Inc. 401(k)

Savings Plan

B. (Name of issuer of the securities held pursuant to the Plan)

Ascena Retail Group, Inc.

(Address of principal executive office)

933 MacArthur Boulevard

Mahwah, New Jersey 07430

551-777-6700

ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2014 and July 31, 2014	2

Statement of Changes in Net Assets Available for Benefits for the Five Months Ended December 31, 2014	3

Notes to Financial Statements as of December 31, 2014 and July 31, 2014 and for the Five Months Ended December 31, 2014	4-11

SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Period) as of December 31, 2014	12

SIGNATURE	13

EXHIBIT INDEX:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Plan Committee and Participants of

Ascena Retail Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ascena Retail Group, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2014 and July 31, 2014, and the related statement of changes in net assets available for benefits for the five months ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and July 31, 2014, and the changes in its net assets available for benefits for the five months ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Period) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey

June 29, 2015

1

ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND JULY 31, 2014

	December 31,	July 31,
	2014	2014
ASSETS:
Participant directed investments at fair value:
Mutual funds	$188,085,582	$—
Separate investment account	14,210,988	—
Ascena Retail Group, Inc. Unitized Stock Fund	6,184,019	—

Total investments at fair value	208,480,589	—

Due from brokers (Note 1)	—	182,256,385
Notes receivable from participants	6,842,200	6,102,502

Total assets	215,322,789	188,358,887

LIABILITIES:
Excess contributions payable	—	7,664

Net assets reflecting investments at fair value	215,322,789	188,351,223

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(105,151)	—

NET ASSETS AVAILABLE FOR BENEFITS	$215,217,638	$188,351,223

See notes to financial statements.

2

ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FIVE MONTHS ENDED DECEMBER 31, 2014

ADDITIONS:
Contributions:
Participants	$6,725,806
Employer	2,028,657
Participant rollovers	24,149,850

Total contributions	32,904,313

Investment income:
Net appreciation in fair value of investments	4,497,266
Interest and dividends	223,385
Other income	4,651

Total investment income	4,725,302

Interest income from notes receivable from participants	133,318

Total additions	37,762,933

DEDUCTIONS:
Benefits paid to participants	10,789,780
Administrative expenses	106,738

Total deductions	10,896,518

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	26,866,415

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	188,351,223

End of period	$215,217,638

See notes to financial statements.

3

ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECMBER 31, 2014 AND JULY 31, 2014 AND FOR THE FIVE MONTHS ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of Ascena Retail Group, Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information of the Plan’s provisions.

General-The Plan is a defined contribution plan covering substantially all of the employees of Ascena Retail Group, Inc. and its participating affiliates (the “Company”) who have one year of service and have attained the age of 21. Voya Institutional Plan Services, LLC (formerly known as ING Institutional Plan Services, LLC) had been the record keeper of the Plan and State Street Bank had been the trustee of the Plan since August 1, 2006. In a resolution dated June 4, 2014, the Plan Sponsor terminated Voya Institutional Plan Services, LLC as the record keeper of the Plan and State Street Bank as the trustee of the Plan and appointed Mass Mutual Retirement Services as record keeper and Reliance Trust Company as trustee of the Plan, all of which became effective as of August 1, 2014. In connection with these changes, on July 31, 2014 Plan investments in the amount of $182,256,385 were liquidated from State Street Bank and transferred to Reliance Trust Company. The transaction was reflected as a receivable due from brokers as of July 31, 2014. Also, as of August 1, 2014, the Plan changed to a calendar year basis with a December 31 year end.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions-Each year, participants may elect to contribute up to the legal maximums with no plan level restrictions as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained the age of 50 before the end of the calendar year are eligible to make catch-up contributions to the Plan as of January 1st of that year. Participants are eligible for Roth deferrals as an additional deferral option. Each year, the Company may make a discretionary matching contribution to the Plan based on the quarterly compensation that a participant contributes to the Plan. The Company's discretionary matching contribution was 50% of the participant's contributions for each payroll period up to 5% of compensation. During the five months ended December 31, 2014, the Company's matching contributions totaled $2,028,657. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the five months ended December 31, 2014. Participants may also roll over amounts representing distributions from other qualified defined benefit and defined contribution plans.

Participant Accounts-Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in accordance with the participants' allocation.

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Vesting-Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service.

Matching Contributions

Years of Service	Percent Vested

Less than 3	0%

3 or more	100%

Discretionary Profit Sharing Contributions

Years of Service	Percent Vested

1	20%

2	40%

3	60%

4	80%

5	100%

Notes Receivable from Participants-Participants may borrow from their fund accounts up to a maximum of $50,000 (reduced by the excess of the highest outstanding balance of loans over the last 12 months, over the outstanding balance of the loans on the date of the loan) or 50 percent of the present value of non-forfeitable accrued benefit of the participant, whichever is less. Loans must be at least $500. Generally, the term of the loan may not exceed five years. However, if the loan is for the purchase of a participant’s principal residence, the Plan administrator may permit a longer term. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is repaid ratably through payroll deductions.

Payment of Benefits-Upon termination of service due to death, disability, retirement or for other reasons, a participant or a beneficiary of the deceased may elect to receive a lump-sum payment or partial withdraws with no minimum as well as installment payments.

Forfeited Accounts-At December 31, 2014 and July 31, 2014, forfeited nonvested accounts totaled $62,109 and $214,610, respectively. These accounts may be used to reduce future employer contributions or pay administrative expenses, pursuant to the Plan document. For the five months ended December 31, 2014, $230,844 was used from forfeited nonvested accounts to reduce employer contributions and $35,000 was used to pay administrative expenses.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“US GAAP”).

Use of Estimates- The preparation of financial statements in conformity with US GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties-The Plan utilizes various investment instruments, including The Ascena Retail Group, Inc. Unitized Stock Fund, mutual funds and a separate account guaranteed interest contract (“SAGIC”). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, Plan management believes it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and participant account balances.

Investment Valuation and Income Recognition-The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The majority of the Plan's investments in mutual funds are valued based on quoted market prices. The Ascena Retail Group, Inc. Unitized Stock Fund is valued at unit values which are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

MassMutual Diversified SAGIC II Fund is a market value separate investment account (“SIA”). The SIA primarily uses a core-plus fixed income strategy to seek a superior total rate of return by investing in securities with attractive yields, including, but not limited to, corporate, U.S. government and agency, foreign issuers, and private placement bonds, and mortgage-backed and other asset-backed securities (Note 7). In accordance with US GAAP, the statement of net assets available for benefits presents MassMutual Diversified SAGIC II Fund at fair value as well as an additional line showing an adjustment from fair value to contract value. The statement of changes in assets available for benefits is presented at contract value basis. Contract value represents contributions made under the fund, plus earnings, less participant withdrawals. The fair value of the investments in the SIA is determined by the fund’s trustee based on the fair value of the underlying securities within the fund, which represent the Net Asset Value (“NAV”) of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the five months ended December 31, 2014.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are reflected as a reduction on net appreciation in fair value of investments.

Expenses-Certain administrative expenses are paid by the Plan or Plan sponsor as provided in the Plan document. Expenses paid by the Plan sponsor are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Payment of Benefits-Benefit payments to participants are recorded upon distribution. There were no amounts due to participants who elected to withdraw from the Plan as of December 31, 2014 and July 31, 2014.

During the five months ended December 31, 2014 certain loans in the amount of $147,551 were distributed to participants for tax purposes in the form of deemed distributions. These amounts were included in benefits paid to participants on the statement of changes in assets available for benefits.

Notes Receivable from Participants-Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or July 31, 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

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Excess Contributions Payable - Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions as of the year ended July 31, 2014 to the applicable participants prior to October 15, 2014.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2015, the Financial Accounting Standards Board issued an update Accounting Standards Codification (“ASU”) 2015-07, Fair Value Measurement-Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) that requires investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. The provisions in this ASU become effective for interim and annual periods after December 15, 2015. The Plan does not anticipate this update will have a material impact on its financial statements.

4.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, defines fair value under US GAAP, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal market at the measurement date under current market conditions regardless of whether that price is directly observable or estimated using another valuation technique.

The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820, the types of plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value. There have been no changes in the methodologies used at December 31, 2014 and during the five months ended December 31, 2014.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds:

These investments are public investment securities valued using the NAV provided by State Street Bank. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is quoted in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Separate Investment Account and The Ascena Retail Group, Inc. Unitized Stock Fund:

The fair value of the investment in the SIA is determined by the fund’s trustee. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying securities within the fund less its liabilities.

The investment in The Ascena Retail Group, Inc. Unitized Stock Fund is carried at fair value based primarily on the closing price of Ascena Retail Group, Inc. stock on NASDAQ. Investments in Ascena Retail Group, Inc. Unitized Stock Fund are stated at estimated fair values, which have been determined based on unit values. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The unit value of Ascena Retail Group, Inc. Unitized Stock Fund was $12.71 on December 31, 2014.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

The asset or liability’s fair value measurement with in the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

7

The table below segregates all financial assets as of December 31, 2014 that are measured at fair value on a recurring basis (at least annually) into the most appropriate level with in the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. In accordance with the update to ASC 820, the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2014.

	Level 1	Level 2	Level 3	Total

Ascena Retail Group, Inc. Unitized Stock Fund		$6,184,019		$6,184,019
Mutual funds:
Target date funds	$59,496,665			59,496,665
Growth funds	20,407,944			20,407,944
Index fund	19,109,227			19,109,227
Bond fund	9,068,064			9,068,064
Small cap funds	3,403,002			3,403,002
Mid cap funds	33,361,644			33,361,644
Large cap funds	20,770,813			20,770,813
Other funds	22,468,223			22,468,223

Total mutual funds	188,085,582			188,085,582

Separate Investment Account		14,210,988		14,210,988

Total assets at fair value	$188,085,582	$20,395,007	$—	$208,480,589

The valuation methods as described in Note 2 and above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the Plan’s investments with a reported NAV at December 31, 2014:

	December 31, 2014
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
MassMutual Diversified SAGIC II Fund	$14,210,988	n/a	Daily	Daily

Total	$14,210,988

MassMutual Diversified SAGIC II Fund:

The SIA primarily uses a core-plus fixed income strategy to seek a superior total rate of return by investing in securities with attractive yields, including, but not limited to, corporate, U.S. government and agency, foreign issuers, and private placement bonds, and mortgage-backed and other asset-backed securities.

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5.	INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2014 and July 31, 2014 are as follows:

	December 31, 2014	July 31, 2014

Vanguard Institutional Index I Fund	$19,109,227	$—
JHancock Disciplined Value R6 Fund	20,770,813	—
T. Rowe Price Institutional Large Cap Fund	12,266,406	—
MassMutual Select Mid Cap Growth Equity Fund	22,749,270	—
American Funds EuroPacific Growth Fund	15,397,974	—
Vanguard Target Retirement 2020 Fund	13,682,465	—
Vanguard Target Retirement 2030 Fund	20,873,505	—
Vanguard Target Retirement 2040 Fund	18,763,493	—
MassMutual Diversified SAGIC II Fund (1)	14,210,988	—

(1) The investment in the MassMutual Diversified SAGIC II Fund at contract value amounted to $14,105,837 as of December 31, 2014.

During the five months ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Ascena Retail Group, Inc. Unitized Stock Fund	$(1,816,082)
Vanguard Institutional Index I Fund	1,203,511
Vanguard Mid Cap Index Admiral Fund	63,218
Vanguard Small Cap Index Admiral Fund	28,016
Prudential Total Return Bond Q Fund	166,675
JHancock Disciplined Value R6	1,216,841
T. Rowe Price Institutional large Cap Fund	664,238
American Beacon Mid Cap Value Fund	398,268
MassMutual Select Mid Cap Growth Equity Fund	1,755,730
Wells Fargo Advantage Special Small Cap Value I Fund	154,665
American Funds EuroPacific Growth Fund	(596,380)
Franklin U.S. Government Securities R6 Fund	78,819
Franklin Small Cap Growth R6 Fund	8,279
PIMCO Income Institutional Fund	(2,310)
Vanguard Target Retirement Income Fund	106,965
Vanguard Target Retirement 2010 Fund	23,074
Vanguard Target Retirement 2020 Fund	243,752
Vanguard Target Retirement 2030 Fund	366,860
Vanguard Target Retirement 2040 Fund	344,546
Vanguard Target Retirement 2050 Fund	88,350
Vanguard Target Retirement 2060 Fund	231
Net appreciation in fair value of investments	$4,497,266

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6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Reliance Trust Company, the trustee of the Plan and Mass Mutual Retirement Services, the record keeper of the Plan. The Plan made a direct payment to the third party administrator of $106,738 which was not covered by revenue sharing. The Plan sponsor pays directly any other fees related to the Plan operations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2014, the Plan held 487,204 shares of stock of the Company, the sponsoring employer, with a cost basis of $7,814,752. During the five months ended December 31, 2014, the Plan recorded no dividend income from the Ascena Retail Group, Inc. Unitized Stock Fund. As of January 31, 2014, a participant’s ability to invest additional contributions into the Ascena Retail Group, Inc. Unitized Stock Fund was frozen.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan.

7.	INVESTMENT IN THE MassMutual Diversified sAGIC II Fund:

The Plan includes an investment option to participants in a SIA. The SIA is a market value SIA that is managed by Babson Capital Management LLC and “wrapped” by a general account guarantee to pay a stated rate of return. The wrap insulates the SIA from the daily fluctuations in the bond market. The contract provides that participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The investment is stated at fair value as reported by MassMutual and adjusted to contract value on the statement of net assets available for benefits. The SIA fair value equals the fluctuating value of the separate account of the assets backing the contract. The Plan’s fair value of the investment equals the Plan’s guaranteed value times the ratio of the SIA’s guaranteed value to the SIA’s fair value.

The crediting interest rate and the average yield was 2.45% for the five months ended December 31, 2014. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk or the contract issuer or otherwise. MassMutual guarantees principal and accrued interest, based on crediting interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. MassMutual resets the rate quarterly, by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments.

Participants receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as Plan termination or a Plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value. The Plan sponsor does not believe any events that may limit the ability of the Plan to transact at contract value are probable.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

9.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated February 24, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2011.

10.	EXCESSS CONTRIBUTIONS PAYABLE

As of July 31, 2014, the Plan had recorded excess contributions payable of $7,664 related to the failed average deferral percentage. As of July 31, 2014, refunds payable to highly compensated employees included employee contributions of $7,161, as increased for related investments gains of $503.

11.	SUBSEQUENT EVENTS

Effective as of January 1, 2015 the Plan has elected to become a safe harbor plan.

** * * * *

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ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN	EIN # 30-0641353
PLAN NO: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF PERIOD)

AS OF DECEMBER 31, 2014

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
(a)

*Ascena Retail Group, Inc. Unitized Stock Fund	Stock Fund		$6,184,019
*MassMutual Diversified SAGIC II Fund	Separate Investment Account		14,105,837
Vanguard Institutional Index I Fund	Mutual Fund		19,109,227
Vanguard Mid Cap Index Admiral Fund	Mutual Fund		1,339,980
Vanguard Small Cap Index Admiral Fund	Mutual Fund		972,502
Prudential Total Return Bond Q Fund	Mutual Fund		9,068,064
JHancock Disciplined Value R6	Mutual Fund		20,770,813
T. Rowe Price Institutional Large Cap Fund	Mutual Fund		12,266,406
American Beacon Mid Cap Value Fund	Mutual Fund		9,272,394
*MassMutual Select Mid Cap Growth Equity Fund	Mutual Fund		22,749,270
Wells Fargo Advantage Special Small Cap Value I Fund	Mutual Fund		2,430,500
American Funds EuroPacific Growth Fund	Mutual Fund		15,397,974
Franklin U.S. Government Securities R6 Fund	Mutual Fund		6,535,899
Franklin Small Cap Growth R6 Fund	Mutual Fund		226,294
PIMCO Income Institutional Fund	Mutual Fund		448,187
Vanguard Target Retirement Income Fund	Mutual Fund		7,915,245
Vanguard Target Retirement 2010 Fund	Mutual Fund		1,980,593
Vanguard Target Retirement 2020 Fund	Mutual Fund		13,682,465
Vanguard Target Retirement 2030 Fund	Mutual Fund		20,873,505
Vanguard Target Retirement 2040 Fund	Mutual Fund		18,763,493
Vanguard Target Retirement 2050 Fund	Mutual Fund		4,093,770
Vanguard Target Retirement 2060 Fund	Mutual Fund		102,838
Holding Account	Mutual Fund		86,163
*Participant loans	Interest rates ranging from 4.23% to 12% with maturity dates from periods after December 31, 2014 to November 9, 2035 and secured by participant account balances		6,842,200
			$215,217,638

*Party-in-interest

**Cost basis is not required for participant directed investments and therefore is not included.

See Report of Independent Registered Public Accounting Firm.

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ASCENA RETAIL GROUP, INC. 401(k) SAVINGS PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascena Retail Group, Inc. 401(k) Savings Plan
(Name of the Plan)

/s/Ernest LaPorte
Ernest LaPorte
Senior Vice President and Chief Accounting Officer
Ascena Retail Group, Inc.

June 29, 2015

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